UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

Dorchester Minerals, L.P.

(Name of Issuer)

Common Units Representing Limited Partnership Interest

(Title of Class of Securities)

25820R105

(CUSIP Number)

John R. Howard, Jr.

5949 Sherry Lane, Suite 1850

Dallas, Texas 75225

Tel: (212) 269-1056

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25820R105

1	NAME OF REPORTING PERSON Carrollton Mineral Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 681,113
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 681,113
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 681,113
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.44% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 47,339,756 common units representing limited partnership interests (“Common Units”) of Dorchester Minerals, L.P. (the “Partnership”) outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2024.

CUSIP No. 25820R105

1	NAME OF REPORTING PERSON Carrollton Mineral Partners Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 700,913
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 700,913
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 700,913
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.48% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 47,339,756 Common Units of the Partnership outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 31, 2024.

CUSIP No. 25820R105

1	NAME OF REPORTING PERSON Carrollton Mineral Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 356,996
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 356,996
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 356,996
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.75% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 47,339,756 Common Units of the Partnership outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 31, 2024.

CUSIP No. 25820R105

1	NAME OF REPORTING PERSON Carrollton Mineral Partners III-B, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 90,963
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 90,963
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 90,963
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 47,339,756 Common Units of the Partnership outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 31, 2024.

CUSIP No. 25820R105

1	NAME OF REPORTING PERSON Carrollton Mineral Partners IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 840,565
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 840,565
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 840,565
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.78% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 47,339,756 Common Units of the Partnership outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 31, 2024.

CUSIP No. 25820R105

1	NAME OF REPORTING PERSON CMP Permian, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 320,324
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 320,324
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 320,324
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.68% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 47,339,756 Common Units of the Partnership outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 31, 2024.

CUSIP No. 25820R105

1	NAME OF REPORTING PERSON CMP Glasscock, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 220,517
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 220,517
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 220,517
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.47% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 47,339,756 Common Units of the Partnership outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 31, 2024.

CUSIP No. 25820R105

1	NAME OF REPORTING PERSON Carrollton Mineral Partners GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 681,113 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 681,113 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 681,113 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.44% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Carrollton Mineral Partners, LP is a direct beneficial owner of 681,113 Common Units of the Partnership. As the sole general partner of Carrollton Mineral Partners, LP, Carrollton Mineral Partners GP, LP may be deemed to have shared and/or dispositive power with respect to such units.

(2)	Based on 47,339,756 Common Units of the Partnership outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 31, 2024.

CUSIP No. 25820R105

1	NAME OF REPORTING PERSON Carrollton Mineral Partners II GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 700,913 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 700,913 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 700,913 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.48% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Carrollton Mineral Partners Fund II, LP is a direct beneficial owner of 700,913 Common Units of the Partnership. As the sole general partner of Carrollton Mineral Partners Fund II, LP, Carrollton Mineral Partners II GP, LP may be deemed to have shared and/or dispositive power with respect to such Common Units.

(2)	Based on 47,339,756 Common Units of the Partnership outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 31, 2024.

CUSIP No. 25820R105

1	NAME OF REPORTING PERSON Carrollton Mineral Partners III GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 356,996 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 356,996 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 356,996 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.75% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Carrollton Mineral Partners III, LP is a direct beneficial owner of 356,996 Common Units of the Partnership. As the sole general partner of Carrollton Mineral Partners III, LP, Carrollton Mineral Partners III GP, LP may be deemed to have shared and/or dispositive power with respect to such Common Units.

(2)	Based on 47,339,756 Common Units of the Partnership outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 31, 2024.

CUSIP No. 25820R105

1	NAME OF REPORTING PERSON Carrollton Mineral Partners III-B GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 90,963 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 90,963 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 90,963 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Carrollton Mineral Partners III-B, LP is a direct beneficial owner of 90,963 Common Units of the Partnership. As the sole general partner of Carrollton Mineral Partners III-B, LP, Carrollton Mineral Partners III-B GP, LP may be deemed to have shared and/or dispositive power with respect to such Common Units.

(2)	Based on 47,339,756 Common Units of the Partnership outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 31, 2024.

CUSIP No. 25820R105

1	NAME OF REPORTING PERSON Carrollton Mineral Partners IV GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 840,565 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 840,565 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 840,565 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.78% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Carrollton Mineral Partners IV, LP is a direct beneficial owner of 840,565 Common Units of the Partnership. As the sole general partner of Carrollton Mineral Partners IV, LP, Carrollton Mineral Partners IV GP, LP may be deemed to have shared and/or dispositive power with respect to such Common Units.

(2)	Based on 47,339,756 Common Units of the Partnership outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 31, 2024.

CUSIP No. 25820R105

1	NAME OF REPORTING PERSON Carrollton Land Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 540,841 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 540,841 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 540,841 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.14% (2)
14	TYPE OF REPORTING PERSON OO

(1)	CMP Permian, LP is a direct beneficial owner of 320,324 Common Units of the Partnership and CMP Glasscock, LP is a direct beneficial owner of 220,517 Common Units of the Partnership. As the sole general partner of CMP Permian, LP and CMP Glasscock, LP, Carrollton Land Company, LLC may be deemed to have shared and/or dispositive power with respect to such Common Units.

(2)	Based on 47,339,756 Common Units of the Partnership outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 31, 2024.

CUSIP No. 25820R105

1	NAME OF REPORTING PERSON CMP Energy, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 681,113 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 681,113 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 681,113 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.44% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Carrollton Mineral Partners, LP is a direct beneficial owner of 681,113 Common Units of the Partnership. As the sole general partner of Carrollton Mineral Partners GP, LP, the sole general partner of Carrollton Mineral Partners, LP, CMP Energy, LLC may be deemed to have shared and/or dispositive power with respect to such Common Units.

(2)	Based on 47,339,756 Common Units of the Partnership outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 31, 2024.

CUSIP No. 25820R105

1	NAME OF REPORTING PERSON CMP Energy II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 700,913 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 700,913 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 700,913 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.48% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Carrollton Mineral Partners Fund II, LP is a direct beneficial owner of 700,913 Common Units of the Partnership. As the sole general partner of Carrollton Mineral Partners II GP, LP, the sole general partner of Carrollton Mineral Partners Fund II, LP, CMP Energy II, LLC may be deemed to have shared and/or dispositive power with respect to such Common Units.

(2)	Based on 47,339,756 Common Units of the Partnership outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 31, 2024.

CUSIP No. 25820R105

1	NAME OF REPORTING PERSON CMP Energy III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 447,959 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 447,959 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 447,959 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.95% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Carrollton Mineral Partners III, LP is a direct beneficial owner of 356,996 Common Units of the Partnership and Carrollton Mineral Partners III-B, LP is a direct beneficial owner of 90,963 Common Units of the Partnership. As the sole general partner of Carrollton Mineral Partners III GP, LP, the sole general partner of Carrollton Mineral Partners III, LP, and Carrollton Mineral Partners III-B GP, LP, the sole general partner of Carrollton Mineral Partners III-B, LP, CMP Energy III, LLC may be deemed to have shared and/or dispositive power with respect to such Common Units.

(2)	Based on 47,339,756 Common Units of the Partnership outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 31, 2024.

CUSIP No. 25820R105

1	NAME OF REPORTING PERSON CMP Energy IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 840,565 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 840,565 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 840,565 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.78% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Carrollton Mineral Partners IV, LP is a direct beneficial owner of 840,565 Common Units of the Partnership. As the sole general partner of Carrollton Mineral Partners IV GP, LP, the sole general partner of Carrollton Mineral Partners IV, LP, CMP Energy IV, LLC may be deemed to have shared and/or dispositive power with respect to such Common Units.

(2)	Based on 47,339,756 Common Units of the Partnership outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 31, 2024.

CUSIP No. 25820R105

1	NAME OF REPORTING PERSON John R. Howard, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,211,391 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,211,391 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,211,391 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.78% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 681,113 Common Units of the Partnership held by Carrollton Mineral Partners, LP, (ii) 700,913 Common Units of the Partnership held by Carrollton Mineral Partners Fund II, LP, (iii) 356,996 Common Units of the Partnership held by Carrollton Mineral Partners III, LP, (iv) 90,963 Common Units of the Partnership held by Carrollton Mineral Partners III-B, LP, (v) 840,565 Common Units of the Partnership held by Carrollton Mineral Partners IV, LP, (vi) 320,324 Common Units of the Partnership held by CMP Permian, LP and (vii) 220,517 Common Units of the Partnership held by CMP Glasscock, LP.

(2)	As sole manager of CMP Energy, LLC, CMP Energy II, LLC, CMP Energy III, LLC, CMP Energy IV, LLC and Carrollton Land Company, LLC, John R. Howard, Jr. may be deemed to have shared voting and/or dispositive power with respect to such Common Units held by Carrollton Mineral Partners, LP, Carrollton Mineral Partners Fund II, LP, Carrollton Mineral Partners III, LP, Carrollton Mineral Partners III-B, LP, Carrollton Mineral Partners IV, LP, CMP Permian, LP and CMP Glasscock, LP.

(3)	Based on 47,339,756 Common Units of the Partnership outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 31, 2024.

Item 1.	Security and Issuer.

This Schedule 13D relates to common units representing limited partnership interests (“Common Units”), of Dorchester Minerals, L.P., a Delaware limited partnership (the “Partnership”). The principal executive offices of the Partnership are located at 3838 Oak Lawn Avenue, Suite 300, Dallas, Texas 75219.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed jointly by:

(i)	Carrollton Mineral Partners, LP, a Texas limited partnership (“CMP”);
(ii)	Carrollton Mineral Partners Fund II, LP, a Texas limited partnership (“CMPII”);
(iii)	Carrollton Mineral Partners III, LP, a Texas limited partnership (“CMPIII”);
(iv)	Carrollton Mineral Partners III-B, LP, a Texas limited partnership (“CMPIIIB”);
(v)	Carrollton Mineral Partners IV, LP, a Texas limited partnership (“CMPIV”);
(vi)	CMP Permian, LP, a Texas limited partnership (“CMPP”);
(vii)	CMP Glasscock, LP, a Texas limited partnership (“CMPG”);
(viii)	Carrollton Mineral Partners GP, LP, a Texas limited partnership (“CMP GP”);
(ix)	Carrollton Mineral Partners II GP, LP, a Texas limited partnership (“CMPII GP”);
(x)	Carrollton Mineral Partners III GP, LP, a Texas limited partnership (“CMPIII GP”);
(xi)	Carrollton Mineral Partners III-B GP, LP, a Texas limited partnership (“CMPIIIB GP”);
(xii)	Carrollton Mineral Partners IV GP, LP, a Texas limited partnership (“CMPIV GP”);
(xiii)	Carrollton Land Company, LLC, a Texas limited liability company (“CLC”);
(xiv)	CMP Energy, LLC, a Texas limited liability company (“CMPE”);
(xv)	CMP Energy II, LLC, a Texas limited liability company (“CMPEII”);
(xvi)	CMP Energy III, LLC, a Texas limited liability company (“CMPEIII”);
(xvii)	CMP Energy IV, LLC, a Texas limited liability company (“CMPEIV”); and
(xviii)	John R. Howard, Jr., a United States citizen (“Mr. Howard”).

CMP, CMPII, CMPIII, CMPIIIB, CMPIV, CMPP, CMPG, CMP GP, CMPII GP, CMPIII GP, CMPIIIB GP, CMPIV GP, CLC, CMPE, CMPEII, CMPEII, CMPEIV and Mr. Howard are referred to herein collectively as the "Reporting Persons" and individually as a "Reporting Person."

(b) The business address of each Reporting Person is 3838 Oak Lawn Avenue, Suite 300, Dallas, Texas 75219.

(c)

(i)	The principal business of CMP is to invest in securities.
(ii)	The principal business of CMPII is to invest in securities.
(iii)	The principal business of CMPIII is to invest in securities.
(iv)	The principal business of CMPIIIB is to invest in securities.
(v)	The principal business of CMPIV is to invest in securities.
(vi)	The principal business of CMPP is to invest in securities.
(vii)	The principal business of CMPG is to invest in securities.
(viii)	The principal business of CMP GP is to serve as the sole general partner of CMP.
(ix)	The principal business of CMPII GP is to serve as the sole general partner of CMPII.
(x)	The principal business of CMPIII GP is to serve as the sole general partner of CMPIII.
(xi)	The principal business of CMPIIIB GP is to serve as the sole general partner of CMPIIIB.
(xii)	The principal business of CMPIV GP is to serve as the sole general partner of CMPIV.
(xiii)	The principal business of CLC is to serve as the sole general partner of CMPP and CMPG.
(xiv)	The principal business of CMPE is to serve as the sole general partner of CMP GP.
(xv)	The principal business of CMPEII is to serve as the sole general partner of CMPII GP.
(xvi)	The principal business of CMPEIII is to serve as the sole general partner of CMPIII GP and CMPIIIB GP.

(xvii)	The principal business of CMPEIV is to serve as the sole general partner of CMPIV GP.
(xviii)	The principal occupation of Mr. Howard is to serve as manager of each of CLC, CMPE, CMPEII, CMPEIII and CMPEIV.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the best of the Reporting Persons' knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons' knowledge, none of their respective executive officers or directors, as applicable, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The information set forth in item 2(a) of this Schedule 13D is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 12, 2024, the Partnership, entered into a Contribution and Exchange Agreement (the “Contribution and Exchange Agreement”), with West Texas Minerals LLC, a Delaware limited liability company, CMP, CMPII, CMPIII, CMPIIIB, CMPIV, CMPP, CMPG and Carrollton Royalty, LP, a Texas limited partnership (collectively, the “Contributors”) , the terms and conditions of which provided for the Contributors to contribute certain interests in oil and gas properties, rights and related assets (the “Properties”) to the Partnership in exchange for 6,721,144 Common Units, subject to adjustment pursuant to a customary title defect process. The Properties consist of mineral, royalty and overriding royalty interests in producing and non-producing oil and natural gas properties representing approximately 14,225 net mineral acres located in 14 counties across New Mexico and Texas. The Contribution and Exchange Agreement includes customary representations, warranties, covenants and indemnities of the Partnership and the Contributors and also provided for the Contributors to pay the Partnership at closing an amount of cash equal to the aggregate amount of cash receipts from or attributed to the Properties that were received by the Contributors during the period beginning July 1, 2024 and ending on September 30, 2024.

No material relationships exist between the Partnership and the Contributors, except that in connection with completion of the acquisition of the Properties, the members of Dorchester Minerals Management GP, LLC, the general partner of the general partner of the Partnership (“DMMGP”), agreed to vote their membership interests in DMMGP in favor of one representative designated by CMP (with the consent of the members of DMMGP, such consent not to be unreasonably withheld, conditioned or delayed) to the Board of Managers of DMMGP to serve on committees established to govern the Partnership (the “Contributor-Appointed Manager); provided that such agreement terminates upon such time that CMP is unable to certify to the Partnership that the Contributors, collectively, hold an aggregate of at least 1,000,000 Common Units. On October 15, 2024, F. Damon Box was appointed to the Board of Managers of DMMGP.

The Partnership completed its acquisition of the Properties of the Contributors pursuant to the Contribution and Exchange Agreement on September 30, 2024. In exchange, the Partnership issued to the Contributors an aggregate of 6,721,144 Common Units, the offer and sale of which are registered by the Partnership’s registration statements on Form S-4.

The foregoing description of the Contribution and Exchange Agreement contained in this Schedule 13D does not purport to be complete and is qualified in its entirety by the text of the Contribution and Exchange Agreement, which is filed as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Item 4.	Purpose of Transaction.

The securities covered by this Schedule 13D were acquired for investment purposes.

Except as set forth above, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of their ongoing evaluation of the investment described in this Schedule 13D and investment alternatives, the Reporting Persons may consider such matters in the future, and subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with management or the Board of Managers of the Partnership, other holders of securities of the Partnership or other third parties regarding such matters. The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional Common Units or other securities of the Partnership, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the Common Units or other securities of the Partnership, if any, beneficially owned by them, in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The aggregate number and percentage of Common Units beneficially owned by the Reporting Persons are as follows:

Carrollton Mineral Partners, LP

Aggregate amount beneficially owned:	681,113
Percent of class:	1.44%	(1)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	681,113
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	681,113
Shared power to dispose or direct the disposition of:	0

Carrollton Mineral Partners Fund II, LP

Aggregate amount beneficially owned:	700,913
Percent of class:	1.48%	(1)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	700,913
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	700,913
Shared power to dispose or direct the disposition of:	0

Carrollton Mineral Partners III, LP

Aggregate amount beneficially owned:	356,996
Percent of class:	0.75%	(1)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	356,996
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	356,996
Shared power to dispose or direct the disposition of:	0

Carrollton Mineral Partners III-B, LP

Aggregate amount beneficially owned:	90,963
Percent of class:	0.19%	(1)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	90,963
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	90,963
Shared power to dispose or direct the disposition of:	0

Carrollton Mineral Partners IV, LP

Aggregate amount beneficially owned:	840,565
Percent of class:	1.78%	(1)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	840,565
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	840,565
Shared power to dispose or direct the disposition of:	0

CMP Permian, LP

Aggregate amount beneficially owned:	320,324
Percent of class:	0.68%	(1)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	320,324
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	320,324
Shared power to dispose or direct the disposition of:	0

CMP Glasscock, LP

Aggregate amount beneficially owned:	220,517
Percent of class:	0.47%	(1)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	220,517
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	220,517
Shared power to dispose or direct the disposition of:	0

Carrollton Mineral Partners GP, LP

Aggregate amount beneficially owned:	681,113
Percent of class:	1.44%	(1)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	681,113	(2)
Sole power to dispose or direct the disposition of:
Shared power to dispose or direct the disposition of:	681,113	(2)

Carrollton Mineral Partners II GP, LP

Aggregate amount beneficially owned:	700,913
Percent of class:	1.48%	(1)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	700,913	(3)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	700,913	(3)

Carrollton Mineral Partners III GP, LP

Aggregate amount beneficially owned:	356,996
Percent of class:	0.75%	(1)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	356,996	(4)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	356,996	(4)

Carrollton Mineral Partners III-B GP, LP

Aggregate amount beneficially owned:	90,963
Percent of class:	0.19%	(1)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	90,963	(5)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	90,963	(5)

Carrollton Mineral Partners IV GP, LP

Aggregate amount beneficially owned:	840,565
Percent of class:	1.78%	(1)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	840,565	(6)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	840,565	(6)

Carrollton Land Company, LLC

Aggregate amount beneficially owned:	540,841
Percent of class:	1.14%	(1)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	540,841	(7)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	540,841	(7)

CMP Energy, LLC

Aggregate amount beneficially owned:	681,113
Percent of class:	1.44%	(1)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	681,113	(8)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	681,113	(8)

CMP Energy II, LLC

Aggregate amount beneficially owned:	700,913
Percent of class:	1.48%	(1)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	700,913	(9)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	700,913	(9)

CMP Energy III, LLC

Aggregate amount beneficially owned:	447,959
Percent of class:	0.95%	(1)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	447,959	(10)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	447,959	(10)

CMP Energy IV, LLC

Aggregate amount beneficially owned:	840,565
Percent of class:	1.78%	(1)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	840,565	(11)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	840,565	(11)

John R. Howard, Jr.

Aggregate amount beneficially owned:	3,211,391
Percent of class:	6.78%	(1)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	3,211,391	(12)(13)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	3,211,391	(12)(13)

(1)	Based on 47,339,756 Common Units of the Partnership outstanding as of October 31, 2024 as reported in the Partnership’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2024.

(2)	Carrollton Mineral Partners, LP is a direct beneficial owner of 681,113 Common Units of the Partnership. As the sole general partner of Carrollton Mineral Partners, LP, CMP GP may be deemed to have shared and/or dispositive power with respect to such units.

(3)	Carrollton Mineral Partners Fund II, LP is a direct beneficial owner of 700,913 Common Units of the Partnership. As the sole general partner of Carrollton Mineral Partners Fund II, LP, CMPII GP may be deemed to have shared and/or dispositive power with respect to such Common Units.

(4)	Carrollton Mineral Partners III, LP is a direct beneficial owner of 356,996 Common Units of the Partnership. As the sole general partner of Carrollton Mineral Partners III, LP, CMPIII GP may be deemed to have shared and/or dispositive power with respect to such Common Units.

(5)	Carrollton Mineral Partners III-B, LP is a direct beneficial owner of 90,963 Common Units of the Partnership. As the sole general partner of Carrollton Mineral Partners III-B, LP, CMPIIIB GP may be deemed to have shared and/or dispositive power with respect to such Common Units.

(6)	Carrollton Mineral Partners IV, LP is a direct beneficial owner of 840,565 Common Units of the Partnership. As the sole general partner of Carrollton Mineral Partners IV, LP, CMPIV GP may be deemed to have shared and/or dispositive power with respect to such Common Units.

(7)	CMP Permian, LP is a direct beneficial owner of 320,324 Common Units of the Partnership and CMP Glasscock, LP is a direct beneficial owner of 220,517 Common Units of the Partnership. As the sole general partner of CMP Permian, LP and CMP Glasscock, LP, Carrollton Land Company, LLC may be deemed to have shared and/or dispositive power with respect to such Common Units.

(8)	Carrollton Mineral Partners, LP is a direct beneficial owner of 681,113 Common Units of the Partnership. As the sole general partner of CMP GP, the sole general partner of Carrollton Mineral Partners, LP, CMP Energy, LLC may be deemed to have shared and/or dispositive power with respect to such Common Units.

(9)	Carrollton Mineral Partners Fund II, LP is a direct beneficial owner of 700,913 Common Units of the Partnership. As the sole general partner of CMPII GP, the sole general partner of Carrollton Mineral Partners Fund II, LP, CMP Energy II, LLC may be deemed to have shared and/or dispositive power with respect to such Common Units.

(10)	Carrollton Mineral Partners III, LP is a direct beneficial owner of 356,996 Common Units of the Partnership and Carrollton Mineral Partners III-B, LP is a direct beneficial owner of 90,963 Common Units of the Partnership. As the sole general partner of CMPIII GP, the sole general partner of Carrollton Mineral Partners III, LP, and CMPIIIB GP, the sole general partner of Carrollton Mineral Partners III-B, LP, CMP Energy III, LLC may be deemed to have shared and/or dispositive power with respect to such Common Units.

(11)	Carrollton Mineral Partners IV, LP is a direct beneficial owner of 840,565 Common Units of the Partnership. As the sole general partner of CMPIV GP, the sole general partner of Carrollton Mineral Partners IV, LP, CMP Energy IV, LLC may be deemed to have shared and/or dispositive power with respect to such Common Units.

(12)	Represents (i) 681,113 Common Units of the Partnership held by Carrollton Mineral Partners, LP, (ii) 700,913 Common Units of the Partnership held by Carrollton Mineral Partners Fund II, LP, (iii) 356,996 Common Units of the Partnership held by Carrollton Mineral Partners III, LP, (iv) 90,963 Common Units of the Partnership held by Carrollton Mineral Partners III-B, LP, (v) 840,565 Common Units of the Partnership held by Carrollton Mineral Partners IV, LP, (vi) 320,324 Common Units of the Partnership held by CMP Permian, LP and (vii) 220,517 Common Units of the Partnership held by CMP Glasscock, LP.

(13)	As manager of CMP Energy, LLC, CMP Energy II, LLC, CMP Energy III, LLC, CMP Energy IV, LLC and Carrollton Land Company, LLC, John R. Howard, Jr. may be deemed to have shared voting and/or dispositive power with respect to such Common Units held by Carrollton Mineral Partners, LP, Carrollton Mineral Partners Fund II, LP, Carrollton Mineral Partners III, LP, Carrollton Mineral Partners III-B, LP, Carrollton Mineral Partners IV, LP, CMP Permian, LP and CMP Glasscock, LP.

(c) None of the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Partnership from the 60 days prior to the date of the event which requires the filing of this statement up through the date hereof.

(d) Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto. The description of the Joint Filing Agreement contained in this Schedule 13D does not purport to be complete and is qualified in its entirety by the text of the Joint Filing Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

In connection with completion of the acquisition of the Properties, the members of DMMGP have agreed to vote their membership interests in DMMGP in favor of one representative designated by CMP (with the consent of the members of DMMGP, such consent not to be unreasonably withheld, conditioned or delayed) to the Board of Managers of DMMGP to serve on committees established to govern the Partnership; provided that such agreement terminates upon such time that CMP is unable to certify to the Partnership that the Contributors, collectively, hold an aggregate of at least 1,000,000 Common Units.

Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 or, to the best of the Reporting Persons' knowledge, between such persons and any other person with respect to any securities of the Partnership, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
1	Contribution and Exchange Agreement dated September 12, 2024, by and among Dorchester Minerals, L.P., West Texas Minerals LLC, Carrollton Mineral Partners, LP, Carrollton Mineral Partners Fund II, LP, Carrollton Mineral Partners III, LP, Carrollton Mineral Partners III-B, LP, Carrollton Mineral Partners IV, LP, CMP Permian, LP, CMP Glasscock, LP, and Carrollton Royalty, LP (incorporated by reference to Exhibit 2.1 to Dorchester Minerals, L.P. Current Report on Form 8-K filed with the SEC on September 16, 2024).

2	Joint Filing Agreement, dated as of November 7, 2024 by and between the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2024

CARROLLTON MINERAL PARTNERS, LP

By: CMP Energy, LLC, the general partner of Carrollton Mineral Partners GP, LP, its general partner

/s/ John R. Howard, Jr.
John R. Howard, Jr.
Manager

CARROLLTON MINERAL PARTNERS FUND II, LP

By: CMP Energy II, LLC, the general partner of Carrollton Mineral Partners II GP, LP, its general partner

/s/ John R. Howard, Jr.
John R. Howard, Jr.
Manager

CARROLLTON MINERAL PARTNERS III, LP

By: CMP Energy III, LLC, the general partner of Carrollton Mineral Partners III GP, LP, its general partner

/s/ John R. Howard, Jr.
John R. Howard, Jr.
Manager

CARROLLTON MINERAL PARTNERS III-B, LP

By: CMP Energy III, LLC, the general partner of Carrollton Mineral Partners III-B GP, LP, its general partner

/s/ John R. Howard, Jr.
John R. Howard, Jr.
Manager

CARROLLTON MINERAL PARTNERS IV, LP

By: CMP Energy IV, LLC, the general partner of Carrollton Mineral Partners IV GP, LP, its general partner

/s/ John R. Howard, Jr.
John R. Howard, Jr.
Manager

CMP PERMIAN, LP

By: Carrollton Land Company, LLC, its general partner

/s/ John R. Howard, Jr.
John R. Howard, Jr.
Manager

CMP GLASSCOCK, LP

By: Carrollton Land Company, LLC, its general partner

/s/ John R. Howard, Jr.
John R. Howard, Jr.
Manager

CARROLLTON MINERAL PARTNERS GP, LP

By: CMP Energy, LLC, its general partner

/s/ John R. Howard, Jr.
John R. Howard, Jr.
Manager

CARROLLTON MINERAL PARTNERS II GP, LP

By: CMP Energy II, LLC, its general partner

/s/ John R. Howard, Jr.
John R. Howard, Jr.
Manager

CARROLLTON MINERAL PARTNERS III GP, LP

By: CMP Energy III, LLC, its general partner

/s/ John R. Howard, Jr.
John R. Howard, Jr.
Manager

CARROLLTON MINERAL PARTNERS III-B GP, LP

By: CMP Energy III, LLC, its general partner

/s/ John R. Howard, Jr.
John R. Howard, Jr.
Manager

CARROLLTON MINERAL PARTNERS IV GP, LP

By: CMP Energy IV, LLC, its general partner

/s/ John R. Howard, Jr.
John R. Howard, Jr.
President

CARROLLTON LAND COMPANY, LLC

/s/ John R. Howard, Jr.
John R. Howard, Jr.
Manager

CMP ENERGY, LLC

/s/ John R. Howard, Jr.
John R. Howard, Jr.
Manager

CMP ENERGY II, LLC

/s/ John R. Howard, Jr.
John R. Howard, Jr.
Manager

CMP ENERGY III, LLC

/s/ John R. Howard, Jr.
John R. Howard, Jr.
Manager

CMP ENERGY IV, LLC

/s/ John R. Howard, Jr.
John R. Howard, Jr.
Manager

/s/ John R. Howard, Jr.
John R. Howard, Jr., in his individual capacity